UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WEBSTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock – $0.01 par value per share
(Title of Class of Securities)

947890109
(CUSIP Number)

Angus Milne
Algebris Investments (UK) LLP
7 Clifford Street
London, W1S 2WE
United Kingdom
44 20 7440 2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           January 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 947890109				2 of 11 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ALGEBRIS GLOBAL FINANCIALS MASTER FUND
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

Cayman Islands
Number of		7	Sole Voting Power	1,634,000
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	1,634,000
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,000
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

2.1% based on 77,893,000 shares outstanding as of December 31, 2009.
14.	Type of Reporting Person:

OO

SCHEDULE 13D

CUSIP NO. 947890109				3 of 11 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ALGEBRIS INVESTMENTS (CAYMAN) LTD
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

Cayman Islands
Number of		7	Sole Voting Power	1,634,000
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	1,634,000
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,000
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

2.1% based on 77,893,000 shares outstanding as of December 31, 2009.
14.	Type of Reporting Person:

OO, IA

SCHEDULE 13D

CUSIP NO. 947890109				4 of 11 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ALGEBRIS INVESTMENTS (UK) LLP
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

United Kingdom
Number of		7	Sole Voting Power	1,634,000
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	1,634,000
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,000
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

2.1% based on 77,893,000 shares outstanding as of December 31, 2009.
14.	Type of Reporting Person:

OO, IA

SCHEDULE 13D

CUSIP NO. 947890109				5 of 11 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

ERIC HALET
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

France
Number of		7	Sole Voting Power	1,634,000
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	1,634,000
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,000
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

2.1% based on 77,893,000 shares outstanding as of December 31, 2009.
14.	Type of Reporting Person:

IN, HC

SCHEDULE 13D

CUSIP NO. 947890109				6 of 11 Pages

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

DAVIDE SERRA
2.	Check The Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship of Place of Organization

Italy
Number of		7	Sole Voting Power	1,634,000
Shares
Beneficially		8	Shared Voting Power	0
Owned by Each
Reporting		9	Sole Dispotive Power	1,634,000
Persons With
		10	Shared Dispotive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,634,000
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

2.1% based on 77,893,000 shares outstanding as of December 31, 2009.
14.	Type of Reporting Person:

IN, HC

SCHEDULE 13D

CUSIP NO. 947890109	7 of 11 Pages

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by Algebris Global Financials Master Fund (“Algebris Master Fund”); Algebris Investments (Cayman) Ltd. (“Algebris Cayman”); Algebris Investments (UK) LLP (“Algebris Investments”); Eric Halet (“Mr. Halet”); and Davide Serra (“Mr. Serra”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on July 30, 2009 (the “Initial Schedule 13D”).  Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of January 25, 2010.

Since November 27, 2009 (60 days prior to January 25, 2010), all Shares acquired by the Reporting Persons were acquired for the account of Algebris Master Fund.  Aggregate purchase price paid by the Reporting Persons for the Shares was approximately $10,879,355.  The source of funds for these acquisitions was the working capital of Algebris Master Fund.

SCHEDULE 13D

CUSIP NO. 947890109	8 of 11 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of January 25, 2010.

According to information filed by the Company with the U.S. Securities and Exchange Commission, the number of Shares outstanding was approximately 77,893,000 as of December 31, 2009, based on the Company’s Report on Form 8-K, filed on January 22, 2010.

(a)  Each of Algebris Master Fund, Algebris Cayman, Algebris Investments, Mr. Halet and Mr. Serra may be deemed to be the beneficial owner of 1,634,000 Shares (approximately 2.1% of the total number of Shares outstanding).

(b)(i) Algebris Master Fund may be deemed to have sole power to direct the voting and disposition of the 1,634,000 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii)  Algebris Cayman may be deemed to have sole power to direct the voting and disposition of the 1,634,000 Shares that they may be deemed to beneficially own as set forth above.

(b)(iii)  Algebris Investments may be deemed to have sole power to direct the voting and disposition of the 1,634,000 Shares that they may be deemed to beneficially own as set forth above.

SCHEDULE 13D

CUSIP NO. 947890109	9 of 11 Pages

(b)(iv)  Each of Mr. Halet and Mr. Serra may be deemed to have sole power to direct the voting and disposition of 1,634,000 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since November 27, 2009 (60 days prior to January 25, 2010) by any of the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 947890109	10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct..

Date: January 27, 2010	ALGEBRIS GLOBAL FINANCIALS MASTER FUND

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Director

Date: January 27, 2010	ALGEBRIS INVESTMENTS (CAYMAN) LTD

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Director

Date: January 27, 2010	ALGEBRIS INVESTMENTS (UK) LLP

	By:	/s/ Eric Halet
Name: Eric Halet
Title: Partner

Date: January 27, 2010	By:	/s/ Eric Halet

Date: January 27, 2010	By:	/s/ Davide Serra

SCHEDULE 13D

CUSIP NO. 947890109	11 of 11 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
WEBSTER FINANCIAL CORPORATION

A.  Transactions in common stock for the account of Algebris Global Financials Master Fund:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
December 14, 2009	SALE	50,000	$12.87
December 15, 2009	SALE	50,000	$12.50
December 16, 2009	SALE	50,000	$12.26
December 17, 2009	SALE	50,000	$12.28
December 18, 2009	PURCHASE	889,563	$12.23
December 18, 2009	SALE	200,901	$12.08
December 21, 2009	SALE	9,900	$12.09
December 22, 2009	SALE	120,720	$12.25
January 20, 2010	SALE	161,513	$14.05
January 21, 2010	SALE	913,000	$14.61
January 22, 2010	SALE	275,000	$15.01
January 25, 2010	SALE	209,000	$15.15

B.  Transactions in convertible securities for the account of Algebris Global Financials Master Fund:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
December 18, 2009	SALE	12,376	$879.07